PENNZOIL COMPANY                                         NEWS
PUBLIC RELATIONS DEPARTMENT - PENNZOIL PLACE - P.O. BOX 2967 -
      HOUSTON, TEXAS 77252-8200

                                             FOR IMMEDIATE RELEASE
                                             CONTACT:  Robert G. Harper
                                                     713/546-8536


           PENNZOIL REPORTS THIRD-QUARTER RESULTS

     HOUSTON, October 26, 1995 - Pennzoil Co. (NYSE:PZL) reported a net loss of $ 275.3 million, or $ 5.95 per share, for the third quarter of 1995 reflecting $ 271.2 million in after-tax, nonrecurring write-offs and net charges, including net noncash charges of $ 265.5 million, or $ 5.74 per share, related to the mandated adoption of the Statement of Financial Accounting Standards (SFAS) No. 121.
     After eliminating the effects of nonrecurring charges, Pennzoil reported a 1995 third quarter net loss of $4.1 million, or $0.09 per share. The adjusted loss for the nine-month period was $19.0 million, or $0.41 per share.
     For the third quarter of 1994, the company recorded a net loss of $299.8 million, or $6.51 per share, reflecting $303.8 million in after-tax, nonrecurring write-offs and charges, including net charges of $208.1 million associated with a settlement with the Internal Revenue Service (IRS).
     Revenues for the third quarter of 1995 were $600
million versus $632 million for the same period last year.
     For the first nine months of 1995, the company recognized a net loss of $277.3 million, or $6.00 per share, compared to a net loss of $277.2 million, or $6.03 per share for the same period in 1994.
     Revenues for the first nine months of 1995 were $1.882 billion versus $1.906 billion for the first nine months of 1994.
     The adoption of SFAS No. 121 will result in a reduction in depreciation, depletion and amortization (DD&A) expenses of approximately $42 million annually over the next several years. Pennzoil Chairman and Chief Executive Officer James
L. Pate said this reduction in DD&A, combined with the anticipated annualized reduction of $75 million (pretax) in general and administrative expenses which was separately announced earlier today, is expected to increase future earnings by approximately $76 million (after tax), or more than $1.65 per share.
     Discussing the company's results of operations, Pate said, "Excluding the effect of adopting SFAS 121, the third-quarter loss was primarily due to lower natural gas prices." Compared to last year, natural gas prices were down $0.33 per Mcf in the third quarter and $0.53 per Mcf for the first nine months.
Oil and Gas Segment
     In addition to lower natural gas and liquids prices, which lowered operating income by $26 million compared to 1994, the oil and gas segment also reported lower natural gas and liquid production volumes. The lower volumes resulted primarily from the continued sale during the past year of noncore oil and gas properties.
     The segment reported a $9.8 million improvement in operating expenses due to the company's cost reduction
program and the sale of noncore properties.   Exploration
expenses were also lower in 1995 due in part to higher drilling success rates. Other income was higher in 1995 compared to 1994 because of one-time charges and write-downs in 1994.
     Pate explained that the oil and gas segment's 1995 DD&A charges were down $105.4 million compared to 1994 primarily due to last year's cumulative charge associated with the IRS settlement and lower DD&A rates after the July 1, 1995, adoption of SFAS 121.
Motor Oil and Refined Products
     Looking at the results for the motor oil and refined products segment, Pate confirmed that the company maintained the hold on its position as the leading marketer of motor oil. He also noted that the segment reported higher motor oil and specialty product margins and higher international volumes. These were partially offset by lower motor oil and specialty volumes. The segment's 1994 results were affected by a $33 million accrual from the cessation of crude processing at the Roosevelt refinery.
     Commenting on the recent fire at the refinery in Rouseville, PA, Pate said the blending and packaging facilities were undamaged and back in operation shortly after the fire. "Our base stock supply is plentiful, we have missed no shipments of motor oil, and our customers' needs are being met," he noted. Pate also pointed out that the refinery's packaging facility can continue to operate until the refinery is back in full operation.
     Charges related to the fire are expected to be less than $20 million, he added.
Franchise Operations
     Jiffy Lube, the company's franchise operations segment, reported systemwide sales of $171.6 million, up from $157.3 million for the third quarter of 1994. At the same time, Jiffy Lube's average ticket price rose from $33.60 in the third quarter of 1994 to $34.60 for the same period this year. The average number of cars serviced per store per day increased from 48.3 to 49.6.
     For the year to date, comparable stores in the Jiffy Lube system reported a 4.9% increase in sales and a 2.4% increase in car counts.

                             ###


The following are the unaudited results of operations for the quarter and nine months ended September 30, 1995 compared with the same periods in 1994.

                                                                      Three Months Ended                 Nine Months Ended
                                                                         September 30                      September 30
                                                                 ----------------------------      ----------------------------
                                                                    1995             1994             1995             1994
                                                                 -----------      -----------      -----------      -----------
                                                                       (Expressed in thousands except per share amounts)
REVENUES
   Oil and Gas                                                   $  166,700       $  181,737       $  557,719       $  596,054
   Motor Oil & Refined Products                                     380,801          405,954        1,159,802        1,150,933
   Franchise Operations                                              76,791           65,403          216,790          192,757
   Sulphur                                                             -              18,019             -              48,846
   Other                                                             15,353            5,488           70,809           43,744
   Intersegment sales                                               (39,633)         (44,947)        (123,155)        (126,795)
                                                                 -----------      -----------      -----------      -----------
        Total revenues                                           $  600,012       $  631,654       $1,881,965       $1,905,539
                                                                 ===========      ===========      ===========      ===========


OPERATING INCOME (LOSS)
   Oil and Gas <F1>                                              $   19,548       $ (102,852)      $   64,931       $  (11,145)
   Motor Oil & Refined Products                                      11,891          (15,993)          39,550           26,365
   Franchise Operations                                               5,416           (2,155)          10,314             (557)
   Sulphur                                                             -             (51,520)            -             (58,656)
   Impairment of Long-Lived Assets                                 (399,830)            -            (399,830)            -
   Other                                                             10,475            4,676           58,389           39,378
                                                                 -----------      -----------      -----------      -----------
        Total operating loss                                       (352,500)        (167,844)        (226,646)          (4,615)

Corporate administrative expenses                                    15,234           17,426           49,418           52,856
Interest charges, net <F2>                                           48,322          338,609          144,568          423,779
                                                                 -----------      -----------      -----------      -----------
Loss before income tax                                             (416,056)        (523,879)        (420,632)        (481,250)

Income tax benefit <F3>                                            (140,770)        (224,077)        (143,299)        (208,996)
                                                                 -----------      -----------      -----------      -----------

LOSS BEFORE CUMULATIVE EFFECT OF
    CHANGE IN ACCOUNTING PRINCIPLE                                 (275,286)        (299,802)        (277,333)        (272,254)

Cumulative effect of change in accounting principle                    -                -                -              (4,948)
                                                                 -----------      -----------      -----------      -----------

NET LOSS                                                         $ (275,286)      $ (299,802)      $ (277,333)      $ (277,202)
                                                                 ===========      ===========      ===========      ===========

LOSS PER SHARE
  Loss before cumulative effect of change in
    accounting principle                                         $    (5.95)      $    (6.51)      $    (6.00)      $    (5.92)
  Cumulative effect of change in accounting principle                  -                -                -               (0.11)
                                                                 -----------      -----------      -----------      -----------
TOTAL                                                            $    (5.95)      $    (6.51)      $    (6.00)      $    (6.03)
                                                                 ===========      ===========      ===========      ===========

AVERAGE SHARES OUTSTANDING                                           46,273           46,038           46,216           45,987
                                                                 ===========      ===========      ===========      ===========

NUMBER OF SHARES OUTSTANDING                                         46,303           46,066           46,303           46,066
                                                                 ===========      ===========      ===========      ===========

<F1>
1994 quarter and nine month totals include $93,875 in charges associated with the IRS settlement.
<F2>
1994 quarter and nine month totals include $290,703 in charges associated with the IRS settlement.
<F3>
1994 quarter and nine month totals include $176,499 in tax benefits associated with the IRS settlement.

                                          PENNZOIL COMPANY
                                        OPERATING HIGHLIGHTS
                                             (Unaudited)
                                                                    Three Months Ended                    Nine Months Ended
                                                                       September 30                          September 30
                                                              ------------------------------      ------------------------------
                                                                  1995              1994              1995              1994
                                                              ------------      ------------      ------------      ------------
OPERATING DATA
--------------

OIL AND GAS
  Net production
    Crude oil, condensate and natural
      gas liquids (barrels per day)                                64,604            71,930            69,139            67,210
    Natural gas produced for sale (Mcf per day)                   662,923           732,781           687,863           704,524

  Weighted average prices
    Crude oil, condensate and natural
      gas liquids (per barrel)                                 $    14.00        $    14.72        $    14.46        $    13.65
    Natural gas (per Mcf)                                      $     1.32        $     1.65        $     1.39        $     1.92


MOTOR OIL & REFINED PRODUCTS
  Sales (barrels per day)
    Gasoline and naphtha                                           19,586            25,357            20,168            25,298
    Distillates and gas oils                                       24,681            31,094            27,148            30,509
    Lubricating oil and other specialty products                   22,156            24,447            23,435            23,332
    Residual fuel oils                                              3,140             2,956             3,654             3,371
                                                               -----------       -----------       -----------       -----------
          Total sales (barrels per day)                            69,563            83,854            74,405            82,510
                                                               ===========       ===========       ===========       ===========

  Raw materials processed (barrels per day)                        50,650            61,844            53,492            59,056

  Refining capacity (barrels per day) <F1>                         62,700            70,700            62,700            70,700

FRANCHISE OPERATIONS
  Domestic systemwide sales (in thousands)                     $  171,627        $  157,316        $  491,839        $  448,904
  Same center sales (in thousands)                             $  163,068        $  155,479        $  466,636        $  442,968
  Centers open (U.S.)                                               1,165             1,098             1,165             1,098




<F1>
As of September 1994, Pennzoil stopped processing crude oil at its refinery in Roosevelt, Utah. The
Roosevelt Refinery had a refining capacity of 8,000 barrels per day.